Exhibit 99.2

UNAUDITED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2024 AND MARCH 31, 2024
(IN U.S. DOLLARS)

	As of September 30, 2024	As of March 31, 2024
ASSETS
CURRENT ASSETS
Cash	1,021,292	1,613,848
Restricted cash	3,904,469	4,089,442
Trade accounts receivables, net	7,806,740	3,846,390
Inventories	1,376,350	7,668,388
Other receivables, net	179,876	24,728
Advances to suppliers, net	39,525	309,519
Other current assets	5,223	316,197
Total current assets	14,333,475	17,868,512

PROPERTY AND EQUIPMENT, net	4,570	41,022

OTHER ASSETS
Other noncurrent assets	-	162
Total other assets	-	162
Total assets	14,338,045	17,909,696

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable, trade	7,734,225	11,700,657
Notes payable	3,869,467	4,775,352
Other payables	2,074,317	40,059
Customer deposits	87,882	1,166,919
Taxes payable	(9,783)	21,606
Accrued liabilities	515	276
Total current liabilities	13,756,623	17,704,869
Total liabilities	13,756,623	17,704,869

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock	-	-
Common stock	-	-
Additional paid-in capital	122,278	121,392
Retained earnings	445,996	79,444
Accumulated other comprehensive income	13,148	3,991
Total stockholders’ equity	581,422	204,827

Noncontrolling interests
Total equity	581,422	204,827

Total liabilities and stockholders’ equity	14,338,045	17,909,696

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024
(IN U.S. DOLLARS)

For the six months ended September 30, 2024
REVENUES, NET	44,011,252
COST OF GOODS SOLD	43,047,651
GROSS PROFIT	963,601
SELLING EXPENSES	385,302
GENERAL AND ADMINISTRATIVE EXPENSES	211,961
TOTAL OPERATING EXPENSES	597,263

GAIN FROM OPERATIONS	366,338
INTEREST INCOME	5,025
OTHER INCOME (EXPENSE), NET	1,447
GAIN BEFORE INCOME TAXES	372,810
PROVISION FOR INCOME TAXES	272
NET INCOME	372,538

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024
(IN U.S. DOLLARS)

For the six months ended September 30, 2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$372,538
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,535
Change in operating assets and liabilities:
Accounts receivable	(3,960,350)
Inventories and biological assets	6,292,038
Other receivables	(155,148)
Advances to suppliers	269,994
Other current assets	310,974
Other noncurrent assets	162
Accounts payable	(3,966,432)
Other payables and accrued liabilities	2,034,497
Deferred revenue	(1,079,037)
Taxes payable	(31,389)
Net cash provided by operating activities	91,382

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	3,904,914
Repayment of notes payable	(4,810,799)
Net cash used in financing activities	(905,885)

EFFECT OF EXCHANGE RATE ON CASH	36,974

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(777,529)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	5,703,290
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$4,925,761

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes	$272

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1 - DESCRIPTION OF BUSINESS AND ORGANIZATION

Ridgeline International Limited (“Ridgeline,” or the “Company”) is a Hong Kong holding company with no operation. Allright (Hangzhou) Internet Technology Co., Ltd. (“Allright”) is a 100% owned subsidiary which operates in the B2B sector, providing wholesale distribution through self-operated and third-party platforms, with a focus on pharmaceuticals, medical devices, health foods, cosmetics, and daily necessities in the People’s Republic of China (“China” or the “PRC”). Since its inception, Allright has continued to expand its wholesale business throughout China. In the recent years, Allright has engaged in obtaining the wholesale business from popular online B2B platforms in China and developed its own B2B trading platform. As a result, Allright achieved a rapid growth in the year ended March 31, 2024 and in the six months ended September 30, 2024.

Note 2 - CASH AND CASH EQUIVALENTS

The Company’s restricted cash consists of cash and long-term deposits in a bank as security for its notes payable. The Company has notes payable outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. The notes payable are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

The following represents a reconciliation of cash and cash equivalents in the consolidated balance sheets to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of September 30, 2024 and March 31, 2024:

	September 30, 2024	March 31, 2023
Cash and cash equivalents	$1,021,292	$1,613,848
Restricted cash	3,904,469	4,089,442
Cash, cash equivalents and restricted cash	$4,925,761	$5,703,290

NOTE 3 - TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as necessary. The Company uses the expected credit loss method to estimate the allowance for anticipated uncollectible receivable balances. At each reporting period, the allowance balance is adjusted to reflect the amount computed as a result of the expected credit loss method. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Trade accounts receivable consisted of the following:

	September 30, 2024	March 31, 2024
Accounts receivable	$7,901,468	$3,846,390
Less: allowance for doubtful accounts	(94,728)	-
Accounts receivable, net	$7,806,740	$3,846,390

NOTE 4 - INVENTORIES

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first in first out (FIFO) method. The Company periodically reviews its inventory and records write-downs to inventories for shrinkage losses and damaged merchandise that are identified. The Company provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value.

Inventories consisted of finished goods, valued at $1,376,350 and $7,668,388 as of September 30, 2024 and March 31, 2024, respectively. The Company constantly monitors its potential obsolete products and is allowed to return products close to their expiration date to its suppliers. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of September 30, 2024 and March 31, 2024.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation or amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Following are the estimated useful lives of the Company’s property and equipment:

Estimated Useful Life
Office equipment & furniture	3 - 5 years

Maintenance, repairs and minor renewals are charged to expenses as incurred. Major additions and betterment to property and equipment are capitalized.

Property and equipment consisted of the following:

	September 30, 2024	March 31, 2024
Office equipment and furniture	$22,786	$66,104
Less: Accumulated depreciation	(18,216)	(25,082)
Property and equipment, net	$4,570	$41,022

Total depreciation expense for property and equipment was $3,535 and $9,866 for the six months ended September 30, 2024 and for the year ended March 31, 2024, respectively. There were no fixed assets impaired in the six months ended September 30, 2024 and in the year ended March 31, 2024.

Note 6 - ADVANCES TO SUPPLIERS

Advances to suppliers consist of deposits, with or advances to, outside vendors for future inventory purchases. Certain Company’s suppliers require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchase on a timely basis. This amount is refundable and bears no interest. As of September 30, 2024 and March 31, 2024, advance to suppliers consist of the following:

	September 30, 2024	March 31, 2024
Advance to suppliers	$52,366	$309,519
Less: reserve for vendor non-performance on advances	(12,841)	-
Advance to suppliers, net	$39,525	$309,519

Note 7 - NOTES PAYABLE

During the normal course of business, the Company regularly issues bank acceptance bills as a payment method to settle outstanding accounts payables with various material suppliers. The Company records such bank acceptance bills as notes payable. Such notes payable are generally short term in nature due to their short maturity period of six to nine months.

The Company has credit facilities with Hangzhou United Bank (“HUB”) that provided working capital in the form of the following bank acceptance notes. Usually, the Company applies to issue a note, which is guaranteed by the bank, to its supplier to pay off its debt in a future date. Before the payment date, the bank will ask the Company to inject cash into the bank. On the payment date, the bank will pay the amount to whoever legally holds the note. As of at September 30, 2024 and March 31, 2024, the balances of notes payable are as follow:

Beneficiary	Endorser	Origination date	Maturity date	September 30, 2024	March 31, 2024
Allright	HUB	12/28/23	06/28/24	$-	$3,793,398
Allright	HUB	03/15/24	09/15/24	-	981,954
Allright	HUB	06/28/24	12/28/24	3,846,897	-
Allright	HUB	07/12/24	01/12/25	22,570	-
Total				$3,869,467	$4,775,352

As of September 30, 2024, the Company had a credit line of approximately $0.72 million in the aggregate from HUB. By putting up a three-year deposit of $3.90 million, the total credit line was $4.62 million. As of September 30, 2024, the Company had approximately $3.87 million of bank notes payable and approximately $0.75 million bank credit line was still available for further borrowing.

Note 8 - TAXES

Income tax

Income tax expense includes a provision for federal, state and foreign taxes based on the annual estimated effective tax rate applicable to the Company and its subsidiaries, adjusted for items which are considered discrete to the period.

The effective tax rates on income before income taxes for the six months ended September 30, 2024 was 0.1%. The 0.1% rate adjustments for the six months ended September 30, 2024 represent expenses that primarily include legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax.

The effective tax rates on income before income taxes for the year ended March 31, 2024 was 14.1%. The 14.1% rate adjustments for the year ended March 31, 2024 represent expenses that primarily include legal, accounting and other expenses incurred by the Company that are not deductible for PRC income tax.

A reconciliation of the income tax provision at the federal statutory rate and the effective rate is as follows:

	For the six months ended September 30, 2024	For the year ended March 31, 2024
China income taxes	25.0%	$25.0%
Change in valuation allowance	(25.0)	(25.0)
Non-deductible expenses-permanent difference	0.1	14.1
Effective tax rate	0.1%	$14.1%

The Company has recorded no unrecognized benefit as of September 30, 2024. On the information currently available, the Company does not anticipate a significant increase or decrease to its unrecognized benefit within the next 12 months.

Note 9 - POSTRETIREMENT BENEFITS

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The contribution for each employee is based on a percentage of the employee’s current compensation as required by the local government. The Company contributed $163,667, and $349,961 in employment benefits and pension for the six months ended September 30, 2024 and for the year ended March 31, 2024, respectively.

Note 10 - FOREIGN CURRENCY TRANSLATION

The Company uses the United States dollar (“U.S. dollars” or “USD”) for financial reporting purposes. The Company’s subsidiary maintain their books and records in their functional currency the Renminbi (“RMB”), the currency of the PRC.

In general, for consolidation purposes, the Company translates the assets and liabilities of its subsidiary into U.S. dollars using the applicable exchange rates prevailing at the balance sheet date, and the statements of income and cash flows are translated at average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the financial statements of the subsidiaries are recorded as accumulated other comprehensive income.

The balance sheet amounts, with the exception of equity, at September 30, 2024 and March 31, 2024 were translated at 1 USD to 7.0176 RMB and at 1 USD to 7.2203 RMB, respectively. The average translation rates applied to income and cash flow statement amounts for the six months ended September 30, 2024 and for the year ended March 31, 2024 were at 1 USD to 7.2023 RMB and at 1 USD to 7.1671 RMB, respectively.